EXHIBIT 21.1

Subsidiaries of the Registrant

Name of entity and place of jurisdiction	Voting Securities Owned Percentage
PennantPark Floating Rate Funding I, LLC (Delaware)	100%
PennantPark Floating Rate Funding II, LLC (Delaware)	100%
PennantPark CLO I, LLC (Delaware)	100%
PennantPark CLO I, Ltd. (Cayman Islands)	100%
PennantPark CLO I Depositor, LLC (Delaware)	100%
PennantPark CLO VIII, LLC (Delaware)	100%
PFLT Investment Holdings, LLC (Delaware)	100%
PFLT Investment Holdings II, LLC (Delaware)	100%
PennantPark Senior Secured Loan Fund I LLC	100	% (1)

(1)
This is a controlled affiliated investment.